UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Brownshire Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

116136 10 2
(CUSIP Number)

Norman S. Lynn
3040 S. 26th Avenue
Broadview, IL 60155
(708) 344-4645
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 116136 10 2	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		GDSC Acquisitions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		0.0%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP NO. 116136 10 2	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		Steven A. Rothstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF	7	SOLE VOTING POWER	248
SHARES BENEFICIALLY	8	SHARED VOTING POWER	00
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	248
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		0.0%
14	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP NO. 116136 10 2	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		Norman S. Lynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		0.0%
14	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP NO. 116136 10 2	13D	Page 5 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Joint Statement (the “Statement”) on Schedule 13D is filed in relation to the Common Stock, $0.001 par value (“Common Stock”) of Brownshire Holdings, Inc., a Nevada corporation (the “Company”).  The Company’s principal executive office address is 10939 N.  Alpine Hwy, PMB 114, Highland, UT 84003.

Item 2.	Identity and Background.

(a)           This Statement is jointly filed by:

•	GDSC Acquisitions, LLC (“GDSC”), an Illinois limited liability company that is managed by certain of its members as listed below;

•	Steven A. Rothstein (“Rothstein”), a managing member of GDSC and a director of the Company as of December 27, 2010; and

•	Norman S. Lynn (“Lynn”), a managing member of GDSC.

(b)-(c)     The business address of GDSC is 3040 S. 26th Avenue, Broadview, IL 60155. GDSC is a limited liability company organized under the laws of the State of Illinois.  GDSC was formed to acquire shares of the Company’s Common Stock and engages in no active business other than investment of its assets.

The business address of Rothstein is Box 2273 Loop Station, Chicago, Illinois 60690.  Rothstein currently serves as an associated person with Miller Tabak, a registered broker-dealer firm, and is a managing member of GDSC.  Rothstein also was a director of the Company until December 31, 2010.

The business address of Lynn is 3040 S. 26th Avenue, Broadview, IL 60155.  Lynn currently serves as the Chief Operating Officer of N.D. Management Co., Inc., an investment and asset management firm, and is a managing member of GDSC.

(d)           During the last five years, none of GDSC, Rothstein, or Lynn has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e)           During the last five years, none of GDSC, Rothstein, or Lynn has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Rothstein and Lynn are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

CUSIP NO. 116136 10 2	13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As of December 29, 2010, GDSC owns no shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

As of  December 29, 2010, Rothstein is the direct owner of 248 shares of the Company’s Common Stock.  Rothstein has sole voting and dispositive power over such shares.  Accordingly, Rothstein beneficially owns less than 1.0% of the Company’s outstanding Common Stock.

As of  December 29, 2010, Lynn owns no shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

(c)           On December 27, 2010, and December 29, 2010, GDSC sold an aggregate of 9,502,280 shares of Common Stock to various third parties for $0.001 per share.  As a result of such transactions, GDSC owns no shares of Common Stock.

On December 31, 2010, the Company repurchased from Rothstein warrants to acquire 175,000 shares of Common Stock for an aggregate purchase price of $175.  As a result of such transaction, Rothstein no longer owns any warrants to acquire shares of Common Stock.  In connection with such transaction, Rothstein also resigned as a member of the Company’s board of directors.

On December 31, 2010, the Company repurchased from Lynn warrants to acquire 275,000 shares of Common Stock for an aggregate purchase price of $275.  As a result of such transaction, Lynn no longer owns any warrants to acquire shares of Common Stock.

(d)           Not applicable.

(e)           Each of the reporting persons signing this Statement ceased to be the beneficial owner of more than five percent of the Common Stock on December 29, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhbits.

Exhibit A	Joint filing agreement of the signatories to this Statement (incorporated by reference to the Schedule 13D filed by the signatories to this Statement on July 13, 2007).

Exhibit B	Powers of Attorney (incorporated by reference to the Schedule 13D filed by the signatories to this Statement on July 13, 2007).

CUSIP NO. 116136 10 2	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 21, 2010	GDSC Acquisitions, LLC

	By:	/s/ Norman S. Lynn*
Norman S. Lynn, Managing Member

Dated: January 21, 2010	By:	/s/ Steven A. Rothstein*
Steven A. Rothstein

Dated: January 21, 2010	By:	/s/ Norman S. Lynn*
Norman S. Lynn

	By:	/s/ Jere M. Friedman
Jere M. Friedman, Attorney-in-Fact